responsys®

July 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re: Responsys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

File No. 001-35125

Dear Ms. Collins:

In response to your letter dated July 16, 2013, we have reviewed the Staff’s comments and questions related to Responsys, Inc.’s (the “Company” or “Responsys”) Annual Report on Form 10-K for the year ended December 31, 2012. Set forth below are our responses to the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1.	Please confirm in future filings you will provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K regarding your backlog or similar disclosure, such as bookings, or tell us why the disclosure is not required. We note you refer to bookings on page 16 of your Form 10-K and bookings was used as performance criteria in awarding an officer annual incentive-based compensation, as disclosed on page 22 of your definitive proxy statement for your 2013 annual meeting.

Item 101(c)(1) requires disclosure of backlog believed to be firm if material to an understanding of a registrant’s business taken as a whole. The Company derives its revenue from subscriptions and professional services. Subscription revenue is further composed of revenue from subscription fees for access to the Company’s hosted software platform plus revenue from messages sent above contracted levels. We believe the disclosure of backlog would not be useful for investors as this would not be a good indicator for our business. Backlog primarily relates to committed subscription revenue which has not been billed, which only represents a portion of our subscription revenue and excludes overage and deferred revenue. There is also no backlog for revenue from messages sent above contracted levels, which represented approximately 16% of our total revenue in 2012, since these amounts are always billed in arrears based on the number of messages sent during a period. There is also very little backlog for professional services, which was approximately 30% of total revenue in 2012, as the majority of our professional services are billed on a time and materials basis such that the customer can stop work at any time. In addition, because we typically bill monthly or quarterly over a one to three year period, the backlog for committed subscription revenue would likely include customers at the beginning, middle and end of the contract term, which could result in uneven and fluctuating figures year-over-year that are not necessarily indicative of future results.

We also believe the disclosure of bookings would not be useful for investors as this too would not be a good indicator for our business. Bookings are an entirely different concept from backlog and represent amounts that are internally derived only for purposes of calculating sales commissions and, as disclosed in our proxy, served as one of various factors in determining the bonus payout of one named executive officer in 2012. Bookings represent only committed first-year subscription revenue for new customers and excludes customer renewals and upgrades, and therefore we believe such disclosure would not be meaningful, and would possibly even be misleading, to investors. We believe better indicators for our business include our subscription dollar retention rate as disclosed on page 38 of our Form 10-K, our customer count as disclosed on page 39, as well as the revenue and earnings per share guidance which is provided in our quarterly Form 8-K earnings release. Our subscription dollar retention rate compares the year-ago period dollars spent by customers to the dollars spent by those same customers in the current period. Historically this metric has remained at or above 100%. We further reviewed our direct competitors’ disclosures and confirmed we generally disclose the same amount of information, if not more, related to our customer count and subscription dollar retention rates.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital resources, page 49

2.	You disclose that undistributed earnings of certain foreign subsidiaries considered to be indefinitely reinvested of the company amounted to $2.2 million at December 31, 2012. Tell us your consideration to quantify the amount of cash, cash equivalents, and investments that are currently held in these subsidiaries and supplementally quantify these amounts in your response. Additionally, to the extent that the majority of such funds are held in certain countries, tell us your consideration to disclose the names and tax rates of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We disclose undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested in accordance with APB 23. We do not consider the dollar amount of cash, cash equivalents, and investments in our foreign subsidiaries to be material as of the balance sheet date and therefore believe our disclosures comply with Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. In the future, we will disclose whether the majority of our cash, cash equivalents, and investments are held in the United States. As of December 31, 2012, 96% of our cash, cash equivalents, and investments were held in the United States.

Item 15. Exhibits, Financial Statement Schedules, page 20

3.	In light of your discussion on page 20 of the risk of interruptions or delays in services from your third-party data center hosting facilities and the disclosure of a past service disruption in the fourth quarter of 2012, it appears that you may be substantially dependent upon on your data center agreement for your San Jose facility for the purposes of Item 601(b)(10) of Regulation S-K. Please confirm you will file the appropriate agreement with your next filing or explain to us why you believe this agreement is not material. Your disclosures on pages 9 and 20 address your built-in redundancy, but please address your ability to transfer your data center requirements to another provider and its impact to your operations in your materiality analysis.

The Company advises the Staff that it filed the data center agreement relating to its San Jose data center facility as Exhibit 10.9 in our December 31, 2012 Form 10-K titled “Master Agreement, dated as of February 25, 2009, between the Registrant and AT&T Corp,” which was originally filed with our Registration Statement on Form S-1. The Master Agreement is still applicable as of the current period and will continue to be filed as an exhibit to our Form 10-K financial statements going forward. We further discuss in our risk factors the ability to transfer our data center and the potential impact to our operations. In addition, we have two data center providers in different locations, with the ability to transfer data between them or expand to additional third party providers if needed. We therefore believe we have adequately described our ability to transfer data.

In addition, and as requested, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Chris Paul, Chief Financial Officer, at (650) 745-1712 should you have any further comments or questions concerning this matter.

Sincerely,

/s/ Christian A. Paul
Christian A. Paul
Chief Financial Officer

CC:

Barbara C. Jacobs, SEC Division of Corporation Finance

Mohana Dissanayake, Deloitte & Touche LLP

Jeffrey Vetter, Fenwick & West LLP

Dan Springer, Responsys, Inc.

Julian Ong, Responsys, Inc.